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                                                                      Exhibit 12

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (DOLLAR AMOUNTS IN THOUSANDS)

                                   (Unaudited)


In the computation of the ratio of earnings to fixed charges, "earnings" consist of income before income taxes, adjusted to add back fixed charges (excluding capitalized leases). "Fixed charges" consist of interest on all indebtedness, including both amounts expensed and amounts capitalized. The table below sets forth the computation of the Ratio of Earnings to Fixed Charges for each of the five years in the period ended June 30, 1998.


                                                            Year Ended June 30,
                                       --------------------------------------------------------------
                                           1998        1997        1996         1995        1994
                                           ----        ----        ----         ----        ----
Income before income taxes,
  extraordinary item, and change
  in accounting principle                $ 232,595   $ 227,740   $ 146,130    $    (270)   $ 33,745
add:
  Interest expense                          17,562      12,455      19,216       20,434      22,318
  Portion of rents representative
    of interest factor (a)                   8,900       9,804      11,550       11,550      12,870
  Equity in net losses of Ericsson
    Raynet joint venture                         -           -      29,818       85,946           -
less:
  Capitalized interest                        (883)       (393)       (660)        (724)     (1,172)

                                       ==============================================================
Income as adjusted                       $ 258,174   $ 249,606   $ 206,054    $ 116,936    $ 67,761
                                       ==============================================================


Fixed Charges:
  Interest expense                       $  17,562   $  12,455   $  19,216    $  20,434    $ 22,318
  Portion of rents representative
    of interest factor (a)                   8,900       9,804      11,550       11,550      12,870
  Debt prepayment penalty (b)                    -           -           -        7,814           -
                                       ==============================================================
Fixed Charges                            $  26,462   $  22,259   $  30,766    $  39,798    $ 35,188
                                       ==============================================================

Ratio of earnings to fixed charges            9.76       11.21        6.70         2.94        1.93
                                       ==============================================================


(a) Calculated as approximately one-third of rental expense, representing a reasonable approximation of such rentals attributable to interest.

(b) Represents effective interest charged on the early retirement of debt. Recorded as an extraordinary loss on the income statement.